SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated February 5, 2015, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 3, 2014 the company reported the summary of the resolution adopted by the Shareholders Meeting:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES

The meeting approved by unanimous decision that the representatives of shareholders ANSES FGS and IRSA Inversiones y Representaciones Sociedad Anónima sign the meeting’s minutes.

ITEM TWO: CONSIDERATION OF AMENDMENT TO SECTION ONE OF THE CORPORATE BYLAWS

The meeting resolved by majority vote that:  (i) Section One of the Corporate Bylaws be amended according to the language proposed in due course to the controlling authorities, as per the following text:  “SECTION ONE: NAME. The Company’s name is IRSA PROPIEDADES COMERCIALES S.A., as continuing company resulting from the change of name of ALTO PALERMO S.A. (APSA) and SOCIEDAD ANÓNIMA MERCADO DE ABASTO PROVEEDOR (SAMAP), respectively, which maintains under its new name the authorization granted under its former name to offer its securities to the public, pursuant to Resolution No. 11,271 dated March 25, 1996 of the Argentine Securities Commission.”; and that (ii) The Board of Directors be delegated the broadest powers to implement and register the changes and further amendments, including, without limitation, the power to file applications before Argentine and foreign controlling authorities regarding the Company’s listed name, both in Argentina and abroad, as well as such further actions as may be conducive to achieve the purposes and objectives set forth above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated:  February 5, 2015